UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2023

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

CANCELLATION OF THE LISTING AND ADMISSION TO TRADING OF THE ADRS

REPRESENTING SKT COMMON STOCK FROM THE LONDON STOCK EXCHANGE

SK Telecom (NYSE: SKM, hereinafter referred to as “SKT”), announces that earlier today (a) the Financial Conduct Authority (UK) cancelled the listing of the American Depositary Receipts (Rule 144A American depositary shares with ISIN US78440P3064) representing SKT’s common stock (the “ADRs”)) from the Official List, and (b) the London Stock Exchange cancelled the admission of the ADRs to trading on the Main Market.

The ADRs will continue to be listed on the New York Stock Exchange.

For further information and clarification, please contact +82-6100-2114 or SKT.IR@sktelecom.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung
(Signature)
Name: Hee Jun Chung
Title: Vice President

Date: July 31, 2023